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FORM 3
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                                              U.S. SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C. 20549


                                      INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

 ---------------------------------------    ------------------------    ---------------------------------------------------------
 1. Name and Address of Reporting Person     2. Date of Event            4. Issuer Name and Ticket or Trading Symbol
                                                Requiring Statement
                                                (Month/Day/Year)

Feinberg, Larry N.                               7/15/01                 Access Pharmaceuticals, Inc. ("AKC")

----------------------------------------    ------------------------    ----------------------------        ---------------------
   (Last)    (First)    (Middle)             3. IRS or Social Security  5. Relationship of Reporting        6. If Amendment,
                                                Number of Reporting        Person to Issuer                    Date of Original
                                                Person (Voluntary)         (Check all applicable)              (Month/Day/Year)

                                                                           [ ] Director  [X] 10% Owner             N/A
                                                                           [ ] Officer   [ ] Other (specify
                                                                          (title below)             below)
c/o Oracle Associates, LLC                                                                    -----------------------------------
200 Greenwich Avenue, 3rd Floor                                                               7. Individual or Joint/Group Filing
----------------------------------------                                                         (Check Applicable Line)
         (Street)                                                                             _X_ Form filed by One Reporting Person
                                                                                              ___ Form filed by More than One
Greenwich, CT 06830                                                                               Reporting Person
-------------------------------------------------------------------- -------------------------------------------------------------
   (City)     (State)  (Zip)

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                      Table I -- Non-Derivative Securities Beneficially Owned

-------------------------------- -------------------------------- ---------------------- ----------------------------------------
1.Title of Security              2. Amount of Securities           3. Ownership Form:      4. Nature of Indirect Beneficial
   (Instr. 4)                       Beneficially Owned                Direct (D) or           Ownership (Instr. 5)
                                    (Instr. 4)                        Indirect (I)
                                                                      (Instr. 5)
-------------------------------- -------------------------------- ---------------------- ----------------------------------------
Common Stock                        1,929,200                         I                       (1)
-------------------------------- -------------------------------- ---------------------- ----------------------------------------
Common Stock                           18,300                         D                       (2)
-------------------------------- -------------------------------- ---------------------- ----------------------------------------

-------------------------------- -------------------------------- ---------------------- ----------------------------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                (Over) Page 1 of 2

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 FORM 3 (continued)

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         Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
-----------------------   -------------------------- ------------------------- ---------------- ------------------- -------------
1. Title of Derivative    2. Date Exercisable        3. Title and Amount of    4. Conversion    5.  Ownership       6. Nature of
   (Instr. 4)                and Expiration Date        Securities Underlying     or Exercise       Form of            Indirect
                             (Month/Day/Year)           Derivative Security       of Price of       Derivative         Beneficial
                                                        (Instr. 4)                Derivative        Security:          Ownership
                                                                                  Security          Direct (D)         (Instr.5)
                                                                                                    or Indirect (I)
                                                                                                    (Instr. 5)

                          ------------- --------- ------------------------

                           Date         Expiration    Title    Amount or
                           Exercisable  Date                   Number of
                                                                Shares
----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------
7% Convertible               9/13/01     9/13/05  Common Stock   730,000          $5.50                I                 (3)
Subordinated Notes,
due September 13, 2005
----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------

----------------------    ------------- --------- ------------ -----------    --------------   -----------------   --------------

Explanation of Responses:

(1)  The shares of Common Stock to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners")
     (1,164,500 shares), Oracle Institutional Partners, L.P. ("Oracle Institutional") (321,900 shares), SAM Oracle Investments,
     Inc. ("SAM Investments") (294,000 shares), Oracle Offshore Limited ("Oracle Offshore") (118,600 shares), and Oracle
     Management, Inc. Employees Retirement Plan (the "Retirement Plan") (30,200 shares). Oracle Investment Management, Inc. (the
     "Investment Manager") serves as investment manager to and has investment discretion over the securities held by SAM
     Investments, Oracle Offshore and the Retirement Plan. The undersigned is (i) the senior managing member of Oracle Associates,
     LLC, the general partner of Oracle Partners and Oracle Institutional, (ii) the sole shareholder and president of the
     Investment Manager and (iii) the trustee of The Feinberg Family Foundation (the "Foundation"). In accordance with Instruction
     4(b)(iv), the entire number of shares of Common Stock held by Oracle Partners, Oracle Institutional, SAM Investments, Oracle
     Offshore and the Retirement Plan is reported herein. The undersigned disclaims any beneficial ownership of the securities to which this Form 4 relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to such securities representing the undersigned's pro rata interest in, and interest in the profits of, Oracle Partners, Oracle
     Institutional, SAM Investments, Oracle Offshore and the Retirement Plan.

(2)  The 18,300 shares of Common Stock to which this note relates are held directly by the undersigned as trustee for the
     Foundation.

(3)  The shares of Common Stock to which this note relates may be received upon conversion of $4,015,000 worth of 7% Convertible
     Subordinated Notes, Due September 13, 2005, which may be converted after September 13, 2001. The shares are beneficially owned by Oracle Partners (459,000 shares), Oracle Institutional (127,000 shares), SAM Investments (120,000 shares) and Oracle
     Offshore (24,000 shares).


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.       /s/ Larry N. Feinberg           August 10, 2001
      If space provided is insufficient, see Instruction 6 for procedure.         ------------------------------  ------------------
                                                                                  **Signature of Reporting Person
Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently       Larry N. Feinberg
valid OMB Number.
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